EXHIBIT 3(ii)

SEMPRA ENERGY

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Amendments to Bylaws

Adopted by the Board of Directors on December 4, 2007

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1.  Effective immediately, Section 2 of Article III of the Bylaws of Sempra Energy is amended to read in full as follows:

2.        Election. In any election of directors of the Corporation that is not an uncontested election, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected by those shares, shall be elected and votes against the director and votes withheld shall have no legal effect.

In any uncontested election of directors of the Corporation, approval of the shareholders (as defined in Section 153 of the General Corporation Law) shall be required to elect a director. If an incumbent director fails to be elected by approval of the shareholders in an uncontested election then, unless the incumbent director has earlier resigned, the term of the incumbent director shall end on the date that is the earlier of (a) 90 days after the date on which the voting results of the election are determined pursuant to Section 707 of the General Corporation Law, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Section 3 of these Bylaws and Section 305 of the General Corporation Law.

An “uncontested election” means an election of directors of the Corporation in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election, determined (a) in the case of an Annual Meeting of Shareholders at the expiration of the time fixed under Section 1(b) of Article V of these Bylaws requiring advance notification of director candidates and (b) in the case of a Special Meeting of Shareholders at the date notice is given of the meeting or a time fixed by the Board that is not more than 14 days before that notice is given.

2.  Effective immediately following the 2008 Annual Meeting of Shareholders, Section 1(b) of Article V of the Bylaws of Sempra Energy is amended by substituting the phrase “not less than 90 nor more than 120 days in advance” for the phrase “not less than 60 nor more than 120 days in advance”.

3. Effective concurrently with the effectiveness of the proposed amendment to the Articles of Incorporation of Sempra Energy deleting the provision currently numbered as Section 1 of Article IV thereof, Section 1 of Article III of the Bylaws of Sempra Energy is amended to read in full as follows:

1.         Number. The Board shall consist of not less than nine nor more than seventeen Directors.  The exact number of Directors shall be fixed from time to time, within the limits specified, by approval of the Board or the shareholders.